Annual Report

Cover Page

Name of issuer:

Menstrual Mates, Inc.

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: **DE**

Date of organization: **10/28/2021**

Physical address of issuer:

16192 Coastal Highway
Lewes DE 19958

Website of issuer:

https://sunnyperiod.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,452,161.91	$1,676,228.86
Cash & Cash Equivalents:	$65,295.28	$1,207,853.35
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$825,447.86	$560,954.79
Long-term Debt:	$2,138,259.19	$1,538,754.81
Revenues/Sales:	$117,808.56	$2,131.09
Cost of Goods Sold:	$44,266.16	$1,406.74
Taxes Paid:	$36,255.00	$8,932.00
Net Income:	($1,088,064.40)	($454,991.92)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Menstrual Mates, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Drew Jarvis	CMO	Menstrual Mates, Inc.	2021
Cynthia Belardo	CEO	Menstrual Mates, Inc.	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Drew Jarvis	Secretary	2021
Drew Jarvis	CMO	2021
Cynthia Belardo	President	2021
Cynthia Belardo	CEO	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Cynthia Belardo	2850000.0 Common Stock	47.5
Drew Jarvis	2850000.0 Common Stock	47.5

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Although Sunny has received an overwhelmingly positive response of over 80% during Beta Testing, we acknowledge that as we fulfill pre-orders, customer reviews and experiences may vary due to the personal and anatomy-dependent nature of our product. Nonetheless, we remain encouraged by the strong support for our innovation thus far.

Ensuring a positive purchasing and delivery experience for customers is crucial for Sunny. We aim to fulfill Batch 1 pre-orders swiftly and transition seamlessly into Batch 2 production and shipment. While some operational changes will occur between Batch 1 and Batch 2, rest assured that Sunny's Operations Team is fully prepared for these adjustments and the transition process.

Sunny's team consists of 5 full-time and 1 part-time employees who handle essential aspects of operations, marketing, sales, and communications currently. However, the success of this raise is critical to enabling our part-time Customer Support Specialist to transition into a full-time role at launch and that our team can be fully supported

Sunny benefits from a unique advantage during this pre-order phase, as it has enabled us to gather valuable data, including insights into our current CAC of $10 and conversion rates from digital marketing efforts. We anticipate significant improvements in our pre-order data once we launch. The success of our launch is closely tied to the resources invested in marketing strategies; the more resources we allocate, the more successful the launch is likely to be.

As a medical device company, we place a high priority on maintaining a smooth supply chain. However, unforeseen disruptions, such as manufacturing delays, transportation issues, or material shortages, could occur, especially given the nature of our industry. These disruptions have the potential to impact our ability to fulfill future orders. To address these risks, we are actively implementing measures such as sourcing backup materials, maintaining surplus material inventory, and fostering positive relationships with our vendors. Despite our proactive efforts, external factors beyond our control may still affect the production and delivery schedule.

As a medical device company, ensuring compliance with relevant regulations and standards is our top priority. Although we are presently registered and listed with the FDA and have established a clear, collaborative regulatory pathway for our initial launch, navigating the intricate and ever-changing regulatory landscape may pose challenges. Delays in obtaining essential certifications or approvals from regulatory authorities could potentially affect future product launches. We remain fully dedicated to working diligently with regulatory agencies to meet all requirements, but it's essential to acknowledge that unforeseen obstacles may arise during this process.

Sunny is dependent on its ability to obtain and maintain licenses and other intellectual property (IP) rights covering its products and services and its design and manufacturing processes. The IP portfolio is the result of an extensive IP generation process that could be influenced by a number of factors, including innovation and acquisitions. The value of the IP portfolio is dependent on the successful promotion and market acceptance of standards developed or co-developed by Sunny. This is particularly applicable to the segment Other, where licenses from Sunny to third parties generate IP royalties and are important to Sunny' results of operations. The timing of licenses from Sunny to third parties and associated revenues from IP royalties are uncertain and may vary significantly from period to period. A loss or impairment in connection with such licenses to third parties could have a material adverse impact on Sunny's financial condition and operating results. Sunny is also exposed to the risk that a third party may claim to own IP rights to technology applied in Sunny's products and services. If any such claims of infringement of these IP rights are successful, Sunny may be required to pay damages to such third parties or may incur other costs or losses.

Fundamental developments in the health technology industry, such as use of Artificial Intelligence (AI) and Machine Learning (ML), digital platforms delivering insights at scale, and the shift towards cloud-based Software as a Service (SaaS) business models, are dramatically changing our business environment. Our informatics businesses may fall behind 'born digital' competitors if Sunny fails to timely develop and globally commercialize capabilities, adjust business models, introduce new products and services in response to these changes. This could result in an inability to satisfy patient and customer needs, thereby missing out on revenue and margin growth opportunities, which may have a material adverse impact on Sunny's business, financial condition and operating results.

Our products and services, either new and/or in field use by our customers, may fail to meet product quality or product security standards, cause (patient) harm, negatively impact customer operations and their ability to provide healthcare, provide unauthorized access to patient records and medical devices through cyber security incidents, or generally cause customer dissatisfaction. Given Sunny's focus on health devices, products and services often require regulatory approvals, including approval of quality and benefit/risk prior to market introduction. Sunny may experience issues with the quality of our products and services as a result of various factors, including product design, production, suppliers, materials used, installation, or newly emerging and rapidly evolving cybersecurity threats. These (and other) issues could cause events that need to be actively addressed, which may lead to (amongst others) higher costs of design, market activation, stop use, field recalls and repairs, as well as financial claims and liabilities, damage to our brand reputation, competitive disadvantage, regulatory non-compliance (refer to the Compliance risk section), and loss of market access and market share, any of which may have a material adverse impact on Sunny's market valuation, revenue growth and operating results

Notwithstanding the proliferation of technology and technology-based control systems to detect defects or other errors in our products before they are released, our business ultimately relies on people as our greatest resource, and, from time-to-time, they make mistakes or engage in violations of applicable policies, laws, rules or procedures that are not always caught immediately by our technological processes or by our controls and other procedures, which are intended to prevent and detect such errors or violations. In addition to human error, our quality controls are also subject to overriding, and resource or technical constraints. As such, these quality controls and preventative measures may not be effective in detecting all defects or errors in our products before they have been released into the marketplace. In such an event, the technological reliability and safety of our products could be below our standards and our reputation, brand and sales could be adversely affected. In addition, we could be required to, or may find it necessary to, offer a refund for the product or service, suspend the availability or sale of the product or service or expend significant resources to cure the defect or error. Any of these factors may have in a material adverse impact on Sunny's business, financial condition and operating results.

Sunny produces and procures packaging in various countries globally and in addition is partly dependent on the production and procurement of products and parts from Asian countries, and disruption to production in and shipping from Asian countries could have a disproportionate impact on our business compared to disruptions in other markets. The production and shipping of products and parts, whether from Sunny or from third-parties, could be interrupted by various factors such as geopolitics (e.g. US-China relations and protectionist measures taken in various markets), regional conflicts, natural disasters or extreme weather events, (the effects of which may be exacerbated by climate change), container imbalances or port congestions. As a recent example, our sales were impacted unfavorably by the intensified global supply chain issues, primarily related to the shortage of electronic components, poor ocean freight schedule reliability, and COVID-19 affecting suppliers. Although difficult to predict, supply chain headwinds are expected to continue throughout 2023, with a significant impact in the first quarter. There is pressure on medical devices since the pandemic: as a health technology company, Sunny is dependent on medical device materials and this may cause increased lead times and adversely impact our production capacity. Pandemics (e.g. resurgences of COVID-19 or mutations thereof) may disrupt supply chains due to rapid shifts in demand, need for production capacity adjustments and safety improvements in the environments for production, field service, installation and Research & Development in which our employees operate. Sunny is also exposed to risks associated with delivery of products and services to customers (for example due to construction material or labor shortages), such as the issues with customer site readiness that Sunny encountered in the fourth quarter of 2022, which resulted in (among other things) postponement of medical device materials. Such delivery risks may be exacerbated by insufficient staffing levels or staffing disruptions at Sunny, its customers or other third-party service providers, including as a result of COVID-19. If Sunny is not able to respond swiftly to those various factors, this may result in an inability to deliver on customer needs, ultimately resulting in loss of revenue and margin.

A general shortage of materials (sub-) components or means of transportation drives the risk of fluctuations in price. Sunny purchases raw materials, including medical-grade silicone, silicone, thermoplastics, colorant, etc. Commodities have been subject to volatile markets, and such volatility is expected to continue and costs to increase, including as a result of stricter climate change related laws and regulations. Such legislation could require investments in technology to reduce energy use, and greenhouse gas emissions, beyond what we expect in our existing plans or could result in additional and increased carbon pricing. If Sunny is not able to compensate for increased costs of (sub-) components, (raw) materials and transportation, reduce reliance thereon, or pass on increased costs to customers, then price increases could have a material adverse impact on Sunny's business, financial condition and operating results.

Sunny is also continuing the process of creating a leaner supply base and is continuing its initiatives to replace internal capabilities with less costly outsourced products and services, which may result in increased dependency on a concentration of external suppliers. These processes also need to be balanced with local market requirements, including those relating to local manufacturing and data storage. Although Sunny works closely with its suppliers to avoid supply-related problems, there can be no assurance that it will not encounter supply problems in the future, causing disruptions or unfavorable conditions.

Sunny relies on information technology to operate and manage its businesses and store confidential data (relating to employees, customers, intellectual property, suppliers and other partners). Sunny's products, solutions and services increasingly contain sophisticated and complex information technology. The medical device industry is subject to strict privacy, security and safety regulations with regard to a wide range of health information. At the same time geopolitical conflicts and criminal activity continue to drive increases in the number, severity and sophistication of cyber-attacks globally. Considering the general increase in cyber-crime, our customers and other stakeholders are becoming more demanding regarding the cybersecurity of our products and services. As a multinational health technology company, Sunny is inherently and increasingly exposed to the risk of cyber-attacks. Information systems may be damaged, disrupted (including the provision of services to customers) or shut down due to cyber-attacks. In addition, breaches in the security of our systems (or the systems of our customers, suppliers or other partners) could result in the misappropriation, destruction or unauthorized disclosure of confidential information (including intellectual property) or personal data belonging to us or our employees, customers, suppliers or other partners. These risks are particularly significant with respect to patient medical records. Cyber-attacks may result in substantial costs and other negative consequences, which may include, but are not limited to, lost revenues, reputational damage, remediation and enhancement costs, and other liabilities to regulators, customers and other partners, or penalties. While Sunny deals with the operational threat of cybercrime on a continuous basis and has so far been able to prevent significant damage or significant monetary cost in taking corrective action, there can be no assurance that future cyber-attacks will not result in significant or other consequences than as described above, which may result in a material adverse impact on Sunny's business, financial condition and operating results.

Accurate disclosures provide investors and other market professionals with significant information for a better understanding of Sunny's businesses. Failures in internal controls or other issues with respect to Sunny's public disclosures, including disclosures with respect to cybersecurity risks and incidents, could create market uncertainty regarding the reliability of the information (including financial data) presented and could have a negative impact on the price of Sunny's securities. In addition, the reliability of revenue and expenditure data is key for steering the businesses and for managing top-line and bottom-line growth. The long lifecycle of health technology solution sales, from order acceptance to accepted installation and servicing, together with the complexity of the accounting rules for when revenue can be recognized in the accounts, presents a challenge in terms of ensuring consistent and correct application of the accounting rules throughout Sunny's business. Significant changes in the way of working, such as working from home during a pandemic, may have an adverse impact on the control environment under which controls are executed, monitored, reviewed and tested. Any flaws in internal controls, or regulatory or investor actions in connection with flaws in internal controls, could adversely affect Sunny's financial condition, results of operation, reputation and brand.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10000000	6000000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	06/13/22
Amount	$800,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$7,000,000.00
Maturity date	06/14/24

Convertible Note

Issue date	07/28/22
Amount	$500,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$7,000,000.00
Maturity date	07/29/24

Convertible Note

Issue date	08/02/22
Amount	$25,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$7,000,000.00
Maturity date	08/03/24

Convertible Note

Issue date	08/11/22
Amount	$5,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$7,000,000.00
Maturity date	08/12/24

Convertible Note

Issue date	08/11/22
Amount	$5,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$7,000,000.00
Maturity date	08/12/24

Convertible Note

Convertible Note

Issue date	11/09/22
Amount	$50,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$7,000,000.00
Maturity date	11/10/24

Convertible Note

Issue date	11/09/22
Amount	$115,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$7,000,000.00
Maturity date	11/10/24

Convertible Note

Issue date	07/12/23
Amount	$35,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$7,000,000.00
Maturity date	06/13/25

Convertible Note

Issue date	03/20/24
Amount	$200,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$4,500,000.00
Maturity date	03/21/26

Board Seat

Convertible Note

Issue date	03/20/24
Amount	$500,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$4,500,000.00
Maturity date	03/21/26

Board Seat

Convertible Note

Issue date	03/25/24
Amount	$35,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$5,000,000.00
Maturity date	03/26/26

Convertible Note

Issue date	04/10/24
Amount	$25,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$7,000,000.00
Maturity date	04/11/26

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2020	Section 4(a)(2)	Common stock	$20,000	General operations
12/2021	Section 4(a)(2)	SAFE	$50,000	General operations
1/2022	Section 4(a)(2)	SAFE	$20,000	General operations
6/2022	Section 4(a)(2)	Convertible Note	$800,000	General operations
7/2022	Section 4(a)(2)	Convertible Note	$500,000	General operations
8/2022	Section 4(a)(2)	Convertible Note	$25,000	General operations
8/2022	Section 4(a)(2)	Convertible Note	$5,000	General operations
8/2022	Section 4(a)(2)	Convertible Note	$5,000	General operations
11/2022	Section 4(a)(2)	Convertible Note	$115,000	General operations
11/2022	Section 4(a)(2)	Convertible Note	$50,000	General operations
7/2023	Section 4(a)(2)	Convertible Note	$35,000	General operations
9/2023	Regulation Crowdfunding	Convertible Note	$60,800	General operations
3/2024	Section 4(a)(2)	Convertible Note	$200,000	General operations
3/2024	Section 4(a)(2)	Convertible Note	$500,000	General operations
3/2024	Section 4(a)(2)	Convertible Note	$35,000	General operations
4/2024	Section 4(a)(2)	Convertible Note	$25,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Paul Sherman
Amount Invested	$20,000.00
Transaction type	Priced round
Issue date	11/08/20
Relationship	Father of Drew Jarvis

Membership Purchase Agreement

Name	John Belardo
Amount Invested	$20,000.00
Transaction type	Safe
Issue date	01/28/22
Valuation cap	$3,000,000.00
Relationship	Father of Cynthia Belardo

Name	Cynthia Belardo
Amount Invested	$35,000.00

Amount Invested	[illegible]
Transaction type	Convertible note
Issue date	07/12/23
Interest rate	6.0% per annum
Discount rate	20.0%
Maturity date	06/13/25
Valuation cap	$7,000,000.00
Relationship	CEO and President

Name	Sixty8 Capital
Amount Invested	$200,000.00
Transaction type	Convertible note
Issue date	03/20/24
Interest rate	6.0% per annum
Discount rate	20.0%
Maturity date	03/21/26
Valuation cap	$4,500,000.00
Relationship	Current investor

Name	Render Capital
Amount Invested	$500,000.00
Transaction type	Convertible note
Issue date	03/20/24
Interest rate	6.0% per annum
Discount rate	20.0%
Maturity date	03/21/26
Valuation cap	$4,500,000.00
Relationship	Current investor

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The viral 'ingenious' period cup and applicator that is a 'total game changer for period care'

What does your Company do? from Q&A

Where do you want to be in 5 years? from Q&A

Milestones

Menstrual Mates, Inc. was incorporated in the State of Delaware in October 2021.

Since then, we have:

- $850k in PRE-ORDER revenue since April 2022

- Finalist for Fast Company's World Changing Ideas Award 2023

- One of the largest period care brand on TikTok, 300M+ video views, 800k engaged monthly social media users

- $2M venture backing by Atento Capital, Sixty8 Capital, and Debut Capital

- Positioned to disrupt the $39Bn period care industry and 6.75% CAGR reusable period care segment

- We believe we're on a strategic path to surpass $12M in sales by 2025 (not guaranteed)

Historical Results of Operations

Our company was organized in October 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $2,131.09 compared to the year ended December 31, 2022, when the Company had revenues of $627.16. Our gross margin was 33.99% in fiscal year 2023, compared to 13.62% in 2022.

- *Assets.* As of December 31, 2023, the Company had total assets of $1,676,228.86, including $1,207,853.35 in cash. As of December 31, 2022, the Company had $102,367.87 in total assets, including $101,757.15 in cash.

- *Net Loss.* The Company has had net losses of $454,991.92 and net losses of $59,839.25 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $2,099,709.60 for the fiscal year ended December 31, 2023 and $70,856.69 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $20,000 in equity, $2,695,000 in convertibles, and $70,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 5 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Menstrual Mates, Inc. cash in hand is $395,623.28, as of May 2024. Over the last three months, revenues have averaged $20,000/month, cost of goods sold has averaged $24.60/month, and operational expenses have averaged $60,000/month, for an average burn rate of $70,000 per month. Our intent is to be profitable in 9 months. In 2021 we won some pitch competitions and gained our first 120k in venture investments. In April of 2022, we launched our pre-order purchase page and went viral on TikTok. We raised a pre-seed fundraise of $2.695M to support the development, manufacturing tooling, and production of our Sunny Cup and Applicator product. Since then, we've completed our R&D of the product, currently in regulatory testing, created robust marketing and sales campaigns and channels and are in full production of our product!
Expected revenues from June 2024 to February 2025 are $235k. This assumes the current plan of shipping the next batch of product in November 2024 and continuing to sell at least 1k-1.5k units per month from November 2024 - February.

2025.

Not yet. In order to reach profitability by early 2025, we will need a total raise of $250,000 in 2024. This funding supports our product development, supply chain sustainability and allows cash flow positivity. This assumes projected sales cadence of at least 70k units/year.

We have sales from our products which will no longer be deferred revenue past February 2025. We are building company credit through our credit card. We also partake in non-dilutive capital opportunities such as grants, pitch competitions gifts etc.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Cynthia Belardo, certify that:

(1) the financial statements of Menstrual Mates, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Menstrual Mates, Inc. included in this Form reflects accurately the information reported on the tax return for Menstrual Mates, Inc. filed for the most recently completed fiscal year.

Cynthia Belardo
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://sunnyperiod.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Financials 3

Appendix D: Director & Officer Work History

Cynthia Belardo
Drew Jarvis

Appendix E: Supporting Documents

ttw_communications_137299_205514.pdf
ttw_communications_137299_205513.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Cooley Go Convertible Note

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Cynthia Belardo
- Drew Jarvis

Appendix E: Supporting Documents

- ttw_communications_137299_205514.pdf
- ttw_communications_137299_205513.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Menstrual Mates, Inc.

By

Cindy Belardo

CEO + Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Cindy Belardo

CEO + Co-Founder

6/11/2024

Drew Jarvis

CMO + Co-Founder

6/12/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.